Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

ssuzzan@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3092	facsimile:	(212) 318-3400
October 15, 2008
VIA FEDERAL EXPRESS
Chris White, Esq.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Randgold Resources Limited Form 20-F for Fiscal Year Ended December 31, 2007 Filed June 24, 2008 File No. 0-49888
Dear Mr. White:
     On behalf of Randgold Resources Limited (the “Company”), we hereby submit to you the Company’s response to the comments and questions included in the Staff’s comment letter dated September 23, 2008 in connection with the above-referenced Annual Report on Form 20-F.
     All responses to the comments set forth in this letter have been prepared by the Company in consultation with its independent auditors, and are submitted on behalf of the Company at its request. Set forth after the numbered paragraph, which corresponds to the numbered paragraph of the September 23, 2008 comment letter, are the Company’s responses to the Staff’s comments.
Form 20-F filed June 24, 2008
Note 11. Available-For-Sale Financial Assets, page F-27
1.	We note your disclosure that your auction rate securities valued at US$49 million failed at auction in the third quarter of 2007 as the trading market for the instruments has become illiquid. We further note from your Form 6-K furnished on August 1, 2008 that you have not sold the auction rate securities as of June 30, 2008. Please provide to us the analysis supporting your valuation at December 31, 2007 and June 30, 2008, in accordance with paragraph 58 through 70 of IAS 39, and specifically with regard to
Houston · New York · Washington DC · Austin · Dallas · Los Angeles · Minneapolis · San Antonio · Hong Kong · London · Munich

Securities and Exchange Commission
October 15, 2008

paragraph 59. Also tell us whether any of the securities were downgraded by rating agencies during 2008 to date.

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff as follows:

The Company’s treatment of its auction rate securities investments, or ARS, has been based on IAS 39 “Financial Instruments: Recognition and Measurement”, and in particular the following paragraphs:
Paragraph 58

“An entity shall assess at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired”. This has recently been updated to read: “An entity shall assess at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired”.

Paragraph 59

“A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single, discrete event that caused the impairment. Rather the combined effect of several events may have caused the impairment. Losses expected as a result of future events, no matter how likely, are not recognized.”

Paragraph 60

“The disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. A downgrade of an entity’s credit rating is not, of itself, evidence of impairment”.

Paragraph AG74

“If the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation

Securities and Exchange Commission
October 15, 2008

technique commonly used by market participants to price the instrument and the technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the entity uses that technique.”
The Company regularly assesses the valuation of its financial assets. In this regard, the Company relied upon the following key items of observable data at December 31, 2007 and at June 30, 2008 in arriving at the conclusion that there was no objective evidence that the ARS investments were impaired:
•	The Company obtained independent third party ratings confirmations by way of international ratings agencies (S&P, Fitch and Moody’s). At December 31, 2007, all of the investments carried investment grade ratings (all were AAA rated from at least two rating agencies at that date) and remained investment grade rated by at least one of the rating agencies at June 30, 2008.

•	The Company continued to receive interest on all of the ARS investments at the respective dates and continues to do so to date.

•	The Company also considered the underlying collateral for each ARS investment to assess whether there was sufficient underlying assets to secure the ARS investments.
A ratings history of all changes to the Company’s ARS investments in 2008 is shown in the table attached as Appendix A hereto. Since September 2008, one of our investments (identified as Security 5 in the table) has been downgraded below investment grade rating. Accordingly, the Company is currently reviewing the fair value of this instrument. As these investments have now been illiquid for twelve months (the relevant auction rate securities failed at an auction for the first time in August 2007), and there is no certainty that they will become liquid within the next twelve months, the Company is considering moving them into the ‘non-current’ section of the balance sheet, to more accurately reflect the nature of these assets.
Note 23. Significant Uncertainties Relating to Transactions with a Contractor, page F-43
2.	We note your disclosures where you indicate that you believe that you are entitled to recover US$59.3 million from MDM Ferroman (Pty) Ltd (“MDM”), who is in liquidation as of December 31, 2007. Please address the following comments with respect to your accounting for the amounts that you believe you are entitled to recover:
•	Clarify how you have determined that the US$12.1 million receivable due from MDM is recoverable.

Securities and Exchange Commission
October 15, 2008

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company had provided cash advances in the amount of $12.1 million to MDM when they defaulted on the fixed lump sum contract on December, 31 2005. The Company believes that these advances are recoverable because they are secured primarily by insurance bonds, as well as personal securities provided by the directors of MDM. Furthermore, an assessment of recoverability of claims by the liquidator and the Company was done by analyzing the outstanding claim against the party being looked to for recovery. The analysis included the amount of the individual claims, the probability of recovery, whether action against the said party has been taken, as well as the expected timing of recovery, based on advice received from the Company’s local legal counsel and the liquidators in respect of the anticipated legal process.

•	Please clarify how you have evaluated the length of time these funds have been outstanding as part of your collectibility analysis.

Response:

An assessment of recoverability of claims by the liquidator and the Company was performed by analyzing the outstanding claim against the party being looked to for recovery. The analysis included the amount of the individual claims, the probability of recovery, whether action against the said party has been taken, as well as the expected timing of recovery, based on advice received from the Company’s local legal counsel and the liquidators in respect of the anticipated legal process. A discounted cash flow was performed on the analysis, which supported the recovery of the $12.1 million loan.

•	Tell us whether any amounts have been collected subsequent to December 31, 2007.

Response: No amounts have yet been collected by the Company subsequent to December 31, 2007 which relate to the $12.1 million and the legal process for the recovery is ongoing. To date the liquidators have recovered in excess of $2.5 million. Société des Mines de Loulo SA, a subsidiary of the Company, is the only creditor that has proved a claim against the insolvent estate as required in terms of the South African Insolvency Law and is therefore entitled to claim $1.5 million currently. Randgold Resources Limited continues to pursue its legal claim against the insurance company that provided the performance bonds.

•	We note that $7 million of the receivables are secured by performance bonds and the remainder is secured by personal guarantees and other assets. Now that

Securities and Exchange Commission
October 15, 2008

MDM is in liquidation, explain whether the performance bonds solely secure the receivables or whether the bonds are available to all of MDM’s creditors.

Response: The $7 million performance bonds are not available to MDM’s creditors, other than the Company. The bonds were issued to Société des Mines de Loulo SA (a subsidiary of Randgold Resources (Somilo) Limited) as specific security for three loans made to MDM.

•	We note that you have capitalized US$32 million as part of the cost of the project, which you also believe that you are entitled to recover from MDM. Please clarify how you determined that this amount was properly classified as project costs. In this respect, explain how you determined that you would receive a future economic benefit for the US$32 million paid to MDM.

Response: IAS 16 “Property, plant and equipment” paragraph 16 states that: “The cost of an item of property, plant and equipment comprises: (b) any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.” Paragraph 23 further states: “The cost of an item of property, plant and equipment is the cash price equivalent at the recognition date.”

The Company considered whether any of the costs incurred represented “abnormal amounts of wasted material, labour or other resources” and concluded that this was not the case. When MDM defaulted on the fixed lump sum contract on December, 31 2005, the Company had provided them with in-country services and materials directly related to the project, as well as cash loans secured by insurance bonds and personal securities provided by the directors of MDM.

At this stage MDM had been paid the full value of the fixed lump sum contract while the construction was only 75% complete and the Company took over the project. Although this was initially a turnkey project, it was established that additional costs should reasonably have been expected in the light of commodity price increases and adverse exchange rate movements. The final aggregate cost for the project was in line with a development of this size. On review, there was evidence that MDM had significantly underestimated the costs they would have to incur to complete the development. This was largely due to the fact that MDM had priced their contract in dollars and had assumed that the South African Rand would devalue (their cost base being in Rands), but over this period it transpired that the Rand strengthened. Any incremental costs that might have arisen as a result of the contract being taken back from MDM were insignificant, as the same sub-contractors were used to complete the project and no significant re-work was required in respect of components already constructed by MDM. The Company also consulted an independent technical adviser to provide a view on what a

Securities and Exchange Commission
October 15, 2008

project of a similar size and nature would cost (in the absence of a change in contractor) in support of the Company’s approach.

•	We note your disclosure, “The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim...” Please clarify the type and nature of the adjustments that you are referring to and whether such adjustments are possible.

Response: The Company advises the Staff that this relates to adjustments made in respect of the possibility of funds received from the liquidation process being in excess of the $12.1 million already accounted for. These funds will reduce the carrying amount of property, plant and equipment when received. While the Company believes that the liquidators will be successful in recovering the funds as part of the liquidation process, the Company felt that as there was no certainty of this, it would not be prudent to provide for this possibility in the financial statements of the Company. The Company acknowledges the Staff’s comment and advises the Staff that it will amend the relevant wording in future filings to clarify this point.

•	Also explain to us what you mean when you state that your financial statements do not include “...any charge that may arise from MDM’s inability to settle amounts that are determined to be payable by MDM to the group in respect of the Loulo development.” In this regard, tell us whether MDM has any outstanding obligations which you ultimately may be required to pay and, if so, the amounts and why these amounts have not been disclosed.

Response: The Company advises that the charges relate to any amount that might not be recoverable from MDM relating to the US$12.1 million receivable.

As the US$12.1 million is secured primarily by bonds, as well as personal securities, the Company believes that these balances will be recovered in full and has not made any provision of impairment against the receivable. The Company acknowledges the Staff’s comment and advises the Staff that it will amend the relevant wording in future filings with the Commission to clarify this point.

There are no outstanding MDM obligations which the Company may be required to pay now or in the future, as all outstanding work as at December 31, 2005 was completed and paid for by the Company.

Also pursuant to your request, enclosed please find a letter from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the

Securities and Exchange Commission
October 15, 2008

Commission from taking any action with respect to such filings, and; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092.

Very truly yours,
/s/ Steven I. Suzzan
Steven I. Suzzan

Enclosures

cc:	Sandy Eisen, Esq. (Securities and Exchange Commission) D. Mark Bristow (Randgold Resources Limited) Graham Shuttleworth (Randgold Resources Limited)

Securities and Exchange Commission
October 15, 2008

Appendix A

Rating
2008 Ratings Changes			Moody	S&P	Fitch
Security 1
	31-Dec-07		NR	AAA	AAA
	30-Jun-08		NR	AAA	AAA
	28-Jul-08	Downgraded to A+ by Fitch	NR	AAA	A+
Security 2
	31-Dec-07		Aaa	AAA	NR
	30-Jun-08		Aaa	AAA	NR
Security 3
	31-Dec-07		Aaa	NR	AAA
	12-May-08	Downgraded to Ba1 by Moody’s	Ba1	NR	AAA
	30-Jun-08		Ba1	NR	AAA
	7-Jul-08	Downgraded to B2 by Moody’s	B2	NR	AAA
Security 4
	31-Dec-07		Aaa	NR	AAA
	03-Jun-08	Downgraded to Aa1 by Moody’s	Aa1	NR	AAA
	30-Jun-08		Aa1	NR	AAA
Security 5
	31-Dec-07		AAA	AAA	NR
	01-Apr-08	Downgraded to A3 by Moody’s	A3	AAA	NR
	14-Apr-08	Downgraded to BBB by S&P	A3	BBB	NR
	02-Jun-08	Downgraded to Ba1 by Moody’s	Ba1	BBB	NR
	30-Jun-08		Ba1	BBB	NR
	15-Sep-08	Downgraded to CC by S&P	Ba1	CC	NR
	6-Oct-08	Downgraded to Caa3 by Moody’s	Caa3	CC	NR
Security 6
	31-Dec-07		Aaa	AAA	AAA
	08-May-08	Downgraded to BBB by Fitch	Aaa	AAA	BBB
	30-Jun-08		Aaa	AAA	BBB
Total

NR = Not Rated

October 9, 2008
Chris White, Esq.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Randgold Resources Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2007 Filed June 24, 2008 File No. 0-49888
Dear Mr. White:
     Pursuant to the request in the Staff’s comment letter dated September 23, 2008 in connection with the above-referenced Annual Report on Form 20-F, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Randgold Resources Limited
By:	/s/ David Haddon
David Haddon
Group Company Secretary